FactorShares Trust
35 Beechwood Road, Suite 2B
Summit, NJ  07901

December 30, 2013

VIA EDGAR

Branch of Document Control
United States Securities and Exchange Commission
100 F Street, NE
Stop 1-4
Washington, DC 20549

Re:	FactorShres Trust (the “Trust”)

FILE NOS. 333-182274; 811-22310

CIK: 0001467831

Ladies and Gentlemen:

On behalf of the Trust, I attach the following documents for filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”):

1. A copy of Investment Company Blanket Bond No. 6214359, a fidelity bond, in the amount of $200,000 (the “Bond”), as received on December 26, 2013 (Exhibit 99.1); and

2. An officer’s certificate certifying the resolutions approved at a meeting of the Board of Trustees held on November 21, 2013, at which a majority of the Trustees who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the 1940 Act have approved the amount, type, form and coverage of the Bond (Exhibit 99.2).

The Trust paid the premium of $864 for the period commencing November 29, 2013 and ending November 28, 2014.

If you have any questions concerning this filing, please do not hesitate to call me at (908) 897-0511.

Sincerely,

/s/ Samuel Masucci III
Samuel Masucci III
President